UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 30, 2022

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856). Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release Zurich, March 30, 2022

Ad hoc announcement pursuant to article 53 LR Credit Suisse publishes agenda for the 2022 Annual General Meeting of Shareholders

Zurich, March 30, 2022 – Credit Suisse Group AG today published the agenda for the Annual General Meeting of Shareholders (AGM), which will take place on April 29, 2022. As previously communicated, this year’s AGM will be held without the personal attendance of shareholders.

Credit Suisse invites shareholders to join the AGM through a live webcast that will be broadcast on www.credit-suisse.com/agm. Shareholders are requested to vote in advance by giving a power of attorney and voting instructions to the independent proxy. The respective deadline is April 26, 2022. The voting results will be published on www.credit-suisse.com/agm shortly after the AGM. Shareholders can submit questions ahead of the AGM via an online speakers’ desk, which will remain open until April 26, 2022.

The agenda for the 2022 AGM, published today by the Board of Directors of Credit Suisse Group AG (Board), includes but is not limited to:
◾	Proposal on discharge of the members of the Board and the Executive Board for both the 2020 and 2021 financial years, excluding discharge in relation to the supply chain finance funds (SCFF) matter.
◾	Proposal for a distribution of a dividend to shareholders of CHF 0.10 per share for the financial year 2021.
◾	Creation of authorized capital.
◾	Proposal for the election of Axel P. Lehmann as Chairman of the Board as well as the election of three new non-executive members of the Board, Mirko Bianchi, Keyu Jin and Amanda Norton.
◾	Approval of the compensation of the Board and the Executive Board, as well as a consultative vote on the 2021 Compensation Report.
◾	Shareholder proposal for a special audit.
◾	Shareholder proposal for an amendment of the Articles of Association of Credit Suisse Group AG relating to the bank’s climate change strategy and disclosures (fossil fuel assets).

The invitation and agenda for the 2022 AGM are available on the Credit Suisse website at: www.credit-suisse.com/agm.

Discharge of the members of the Board and Executive Board for the 2020 and 2021 financial year, excluding the SCFF matter
The Board proposes that the members of the Board and the Executive Board be granted discharge for the 2020 and 2021 financial years, excluding all issues related to the SCFF matter. As a result of the Archegos and SCFF matters, the Board withdrew its proposal on the discharge of the members of the Board and the Executive Board for the 2020 financial year from the 2021 AGM agenda. The proposal was to be considered once the investigations into the two matters were completed. The investigation into both matters has been completed and the report relating to the Archegos matter was published. However, due to the ongoing process to recover investors’ funds, the legal complexities of the SCFF matter, as well as an ongoing regulatory investigation by FINMA, the Board does not intend to publish the related report. It therefore does not recommend proposing discharge with respect to this matter until the related processes are largely concluded.

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Media release Zurich, March 30, 2022

Dividend distribution
As previously announced, the Board will propose to shareholders that a total cash dividend of CHF 0.10 per share be distributed for the financial year 2021. This is consistent with the reduced dividend paid for the financial year 2020, and we believe it reflects a prudent capital distribution approach for a challenging year.

Creation of authorized capital
Consistent with past practice, the Board proposes to reintroduce authorized share capital amounting to a maximum of CHF 5 million (equivalent to 125,000,000 registered shares) in order to preserve strategic and financial flexibility, including for a further development of business activities, and ensure a sufficient reserve of authorized capital, in line with regulatory expectations.

Changes to the Board
As previously announced, the Board is proposing Axel P. Lehmann for election as Chairman of the Board, and Mirko Bianchi, Keyu Jin and Amanda Norton for election as non-executive members of the Board, for a term until the end of the next AGM, with Amanda Norton joining the Board on July 1, 2022. The appointment of these three non-executive members of the Board is subject to regulatory approval.

Severin Schwan, Kai S. Nargolwala and Juan Colombas will not stand for re-election at the AGM.
All other members of the Board will stand for re-election for a further term of office of one year.

Approval of the compensation of the Board and the Executive Board and consultative vote on the 2021 Compensation Report
In accordance with the requirements of the Ordinance against Excessive Compensation with respect to Listed Stock Corporations, shareholders will vote separately, and with binding effect, on the overall compensation of the Board and the Executive Board at the AGM. The Board proposes that shareholders approve a maximum aggregate compensation for the Board of CHF 13.0 million for the period from the 2022 AGM to the 2023 AGM in a prospective vote.

The Board further proposes that shareholders approve the aggregate amount of CHF 8.6 million for short-term variable incentive compensation for the Executive Board for the 2021 financial year in a retrospective vote and the maximum aggregate amount of CHF 34.0 million of fixed compensation for the Executive Board for the period from the 2022 AGM to the 2023 AGM in a prospective vote. The Board also proposes that shareholders approve the aggregate amount of CHF 12.1 million for share-based replacement awards for new Executive Board members who joined the bank in 2022.

Consistent with the practice in prior years, the 2021 Compensation Report, which is part of Credit Suisse Group AG’s Annual Report, will be presented to shareholders for a consultative vote.

Shareholder proposal for a special audit
In March 2022, the Board received a proposal from Ethos Foundation and other shareholders requesting information and that a special audit be conducted in connection with the SCFF and the “Suisse Secrets” (also referred to as “Swiss Leaks”) matters. The Board has responded to the request for information with answers, which will be available on the Credit Suisse website at: www.credit-suisse.com/agm in the week of April 4, 2022. In light of the ongoing recovery processes in the SCFF matter, as well as legal and regulatory complexities, the Board believes that a special audit would, at this stage, be detrimental to Credit Suisse and that additional, related disclosure would prejudice the outcome of the recovery processes in particular. The Board therefore recommends that shareholders should not approve this specific proposal.

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Media release Zurich, March 30, 2022

Shareholder proposal for an amendment of the Articles of Association of Credit Suisse Group AG relating to the bank’s climate change strategy and disclosures (fossil fuel assets)
The Board has received a shareholder proposal from Ethos Foundation and ShareAction on behalf of 11 institutional investors relating to Credit Suisse’s climate change strategy and disclosures. The specific focus of the proposal is on alignment, disclosure and reporting in relation to the oil, gas and coal sectors. The request proposes that the Articles of Association of Credit Suisse Group AG be amended to include a new article. While the Board agrees with the objectives of this proposal, it does not believe that these additional disclosures should be effectuated by means of an amendment to the Articles of Association of the bank. The Board has already resolved to include the additional disclosures requested in the shareholder proposal in Credit Suisse’s 2022 Sustainability Report (or Task Force on Climate-related Financial Disclosures (TCFD) disclosures) and to submit the 2022 Sustainability Report (or TCFD disclosures) for a consultative vote to shareholders at the 2023 AGM. In addition, Credit Suisse has decided to introduce new restrictions related to the financing of oil sands, deep-sea mining and Arctic oil and gas. Furthermore, due to newly introduced Swiss law reporting obligations on non-financial matters, which go into effect for the 2023 financial year, the Board intends to propose the required changes to the Articles of Association at the 2023 AGM. The Board therefore recommends that shareholders should vote against this proposal.

1Q22 Earnings Release
Credit Suisse expects to announce its financial results for the first quarter of 2022 on April 27, 2022.

CONTACT DETAILS
Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +44 207 883 06 69
Email: media.relations@credit-suisse.com

Important information
Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information.

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Media release Zurich, March 30, 2022

The English language version of this document is the controlling version.

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 50,110 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

◾	our plans, targets or goals;
◾	our future economic performance or prospects;
◾	the potential effect on our future performance of certain contingencies; and
◾	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the ongoing COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:

◾	the ability to maintain sufficient liquidity and access capital markets;
◾	market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
◾	the ongoing significant negative consequences of the Archegos and supply chain finance funds matters and our ability to successfully resolve these matters;
◾	our ability to improve our risk management procedures and policies and hedging strategies;
◾
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;

◾
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

◾
potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

◾	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
◾	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
◾	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
◾	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
◾	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
◾	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
◾	geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities;
◾	political, social and environmental developments, including climate change;
◾	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
◾	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
◾	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
◾	operational factors such as systems failure, human error, or the failure to implement procedures properly;
◾
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

◾	the adverse resolution of litigation, regulatory proceedings and other contingencies;

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Media release Zurich, March 30, 2022

◾
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

◾	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
◾	the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
◾	the potential effects of changes in our legal entity structure;
◾	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
◾	the ability to retain and recruit qualified personnel;
◾	the ability to protect our reputation and promote our brand;
◾	the ability to increase market share and control expenses;
◾	technological changes instituted by us, our counterparties or competitors;
◾	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
◾	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
◾	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.

Copyright © 2022 Credit Suisse Group AG and/or its affiliates. All rights reserved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: March 30, 2022		Vice President